AETERNA ZENTARIS INC.
C/O BROADRIDGE
2601 - 14TH AVENUE
MARKHAM, ON L3R 0H9
CANADA

ÆTERNA ZENTARIS

1 OF 2
S91970-81 010 E: C
S3 E:2 1/1 M
AA V: 1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
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FORMULAIRE DE PROCURATION

Assemblée générale annuelle et extraordinaire
Aeterna Zentaris Inc.

DATE :
Mercredi 14 juin 2023 à 10 h HAE

ADRESSE :
Virtual
www.virtualshareholdermeeting.com/AEZS2023

ÉTAPE 1 — PASSEZ EN REVUE VOS OPTIONS DE VOTE

EN LIGNE : VOTEZ SUR **PROXYVOTE.COM** À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.

NUMÉRISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DÈS MAINTENANT →

VOTE PAR TÉLÉPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU 1 800 474-7501 (EN FRANÇAIS) OU AU 1 800 474-7493 (EN ANGLAIS).

VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRÉSENT FORMULAIRE DE PROCURATION DANS L'ENVELOPPE FOURNIE.

RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.

V30212020

Nº DE CONTRÔLE : →

DATE DE DÉPÔT : 12 juin 2023 à 10 h HAE

Le numéro de contrôle qui vous a été attribué sert à déterminer les actions dont vous pourrez exercer les droits de vote.

Vous devez préserver la confidentialité de votre numéro de contrôle et éviter de le divulguer à des tiers, sauf lorsque vous votez à l'aide de l'une des méthodes de vote indiquées dans le présent formulaire. Si vous envoyez le présent formulaire ou fournissez votre numéro de contrôle à des tiers, vous assumez toute responsabilité quant à la façon dont vos droits de vote seront exercés ou à l'incapacité de les exercer par la suite.

INSTRUCTIONS :

1. **Le présent formulaire de procuration est sollicité par la direction de l'émetteur et pour son compte.**
2. Vous avez le droit de nommer une autre personne que celles dont le nom figure au verso du présent formulaire, et qui n'est pas tenue d'être un actionnaire, pour qu'elle assiste et agisse en votre nom à l'assemblée. Si vous souhaitez nommer une telle personne :
   - écrivez le nom de cette personne sur la ligne « Fondé de pouvoir » et fournissez dans l'espace prévu à cette fin au verso du présent formulaire un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique que votre fondé de pouvoir pourra utiliser pour accéder à l'assemblée virtuelle, puis veuillez signer, dater et nous faire parvenir par la poste le présent formulaire;
   - allez à ProxyVote.com et inscrivez le nom de cette personne dans la section « Changer de fondé(s) de pouvoir » et fournissez sur le site de vote un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique que votre fondé de pouvoir pourra utiliser pour accéder à l'assemblée virtuelle.

   Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** pour qu'il puisse accéder à l'assemblée virtuelle. L'identité des fondés de pouvoir ne peut être validée à l'assemblée virtuelle qu'à l'aide du **NOM EXACT** et du **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** que vous entrez.

   SI VOUS NE CRÉEZ PAS DE NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES OU QUE VOUS NE FOURNISSEZ PAS UN TEL NUMÉRO À VOTRE FONDÉ DE POUVOIR, VOTRE FONDÉ DE POUVOIR NE POURRA ACCÉDER À L'ASSEMBLÉE VIRTUELLE.
3. Le présent formulaire de procuration confère le pouvoir discrétionnaire de voter à l'égard des modifications qui peuvent être apportées aux points mentionnés dans l'avis de convocation à l'assemblée et des autres questions qui peuvent être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report.

   Le présent formulaire de procuration ne sera valide et exercé que s'il est rempli et livré de la manière indiquée dans les présentes.
4. Si les actions sont immatriculées au nom de plus d'un propriétaire (dans le cas, par exemple, d'une propriété conjointe, de fiduciaires ou d'exécuteurs/de liquidateurs), toutes les personnes dont le nom figure sur le certificat d'immatriculation doivent signer le présent formulaire de procuration. Si vous votez pour le compte d'une société ou d'un autre particulier, vous pourriez devoir remettre des documents attestant votre pouvoir de signer le présent formulaire de procuration ainsi que votre capacité à agir en tant que signataire.
5. Pour voter rapidement, vous pouvez utiliser Internet ou un téléphone à clavier et saisir le numéro de contrôle indiqué ci-dessus. Le service de vote par Internet ou téléphone n'est pas offert le jour même de l'assemblée. Vous ne pourrez utiliser le service de vote par téléphone si vous désignez une autre personne pour qu'elle assiste à l'assemblée en votre nom.

   Si vous votez par Internet ou téléphone, ne retournez pas la présente procuration par la poste.
6. Si le formulaire de procuration n'est pas daté, il sera réputé porter la date du jour de son envoi par la poste à l'actionnaire.
7. Le présent formulaire de procuration sera exercé conformément aux directives de l'actionnaire. En l'absence de préférences de vote au verso des présentes, il sera exercé comme il est recommandé au verso du présent formulaire ou indiqué dans la circulaire de sollicitation de procurations, à moins que vous ne nommiez un fondé de pouvoir.
8. Sauf si la loi l'interdit ou à moins d'instructions contraires de votre part, votre ou vos fondés de pouvoir jouiront de tous les pouvoirs nécessaires pour assister, soumettre des questions et agir à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, ainsi que voter à l'égard de toutes les questions qui seront soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, et ce, même si ces questions ne sont pas mentionnées dans le présent formulaire ou dans la circulaire de sollicitation de procurations.
9. Si les présentes instructions de vote sont données au nom d'une personne morale, veuillez indiquer la dénomination sociale complète de cette dernière, ainsi que le nom et le titre de la personne qui donne les instructions de vote au nom de la personne morale.
10. Si les points énumérés dans la circulaire de sollicitation de procurations diffèrent de ceux qui figurent au verso du présent formulaire, la circulaire de sollicitation de procurations sera le document considéré comme étant exact.
11. Le présent formulaire de procuration doit être lu conjointement avec la circulaire de sollicitation de procurations ci-jointe.

VOIR AU VERSO

FORMULAIRE DE PROCURATION

90

Aeterna Zentaris Inc.

TYPE D'ASSEMBLÉE : Assemblée générale annuelle et extraordinaire
DATE DE L'ASSEMBLÉE : Mercredi 14 juin 2023 à 10 h HAE
DATE DE RÉFÉRENCE : 10 mai 2023
DATE DE DÉPÔT : 12 juin 2023 à 10 h HAE N° CUID :
N° DE COMPTE : N° CUSIP :

*

N° DE CONTRÔLE : →

ÉTAPE 2 NOMMEZ UN FONDÉ DE POUVOIR (FACULTATIF)

FONDÉ(S) DE POUVOIR : **Dr. Klaus Paulini, President and Chief Executive Officer of the Corporation, or failing him, Giuliano La Fratta, Chief Financial Officer of the Corporation**
Changement de fondé de pouvoir :

Si vous souhaitez désigner une autre personne que celle(s) mentionnée(s) ci-dessus pour qu'elle assiste, vote et agisse en votre nom à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, allez à www.proxyvote.com ou inscrivez votre nom ou le nom de l'autre personne chargée d'assister à l'assemblée en caractères d'imprimerie dans l'espace prévu à cet effet et fournissez un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique en prenant soin de **REMPLIR TOUTES LES CASES** afin de permettre à votre fondé de pouvoir d'accéder à l'assemblée. Vous pouvez choisir d'indiquer à votre fondé de pouvoir comment exercer les droits de vote à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report. À moins que vous ne lui donniez des instructions contraires, votre fondé de pouvoir aura les pleins pouvoirs pour assister, voter et agir à l'assemblée à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, et ce, même si ces questions ne sont pas indiquées dans le formulaire de procuration ou la circulaire relative à l'assemblée. Vous pouvez également changer de fondé de pouvoir en ligne, à www.proxyvote.com.

Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** pour qu'il ait accès à l'assemblée. L'identité des fondés de pouvoir ne peut être validée à l'assemblée virtuelle des actionnaires qu'à l'aide du **NOM EXACT** et du **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** que vous entrez ci-après.

VEUILLEZ ÉCRIRE LE NOM DU FONDÉ DE POUVOIR À L'INTÉRIEUR DE LA CASE → ☐
MAXIMUM DE 22 CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

CRÉEZ UN NUMÉRO D'IDENTIFICATION À HUIT (8) CARACTÈRES POUR VOTRE FONDÉ DE POUVOIR → ☐☐☐☐☐☐☐☐
DOIT COMPRENDRE HUIT CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

F-R3

ÉTAPE 3 INSTRUCTIONS DE VOTE

POINT(S) : *LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES AU MOYEN DU* **TEXTE SURLIGNÉ** *AU-DESSUS DES CASES* (REMPLISSEZ UNE SEULE CASE « ■ » PAR POINT, À L'ENCRE NOIRE OU BLEUE)

ELECTION OF DIRECTORS:

1A Election of Director: Peter Edwards	**POUR** ☐	CONTRE ☐
1B Election of Director: Carolyn Egbert	**POUR** ☐	CONTRE ☐
1C Election of Director: Gilles Gagnon	**POUR** ☐	CONTRE ☐
1D Election of Director: Dr. Klaus Paulini	**POUR** ☐	CONTRE ☐
1E Election of Director: Dennis Turpin	**POUR** ☐	CONTRE ☐
02 To appoint Deloitte LLP as auditors and to authorize the directors to determine their compensation.	**POUR** ☐	ABSTENTION ☐

	OUI	NON
VOUS AVEZ LE DROIT DE NE PAS RECEVOIR LES ÉTATS FINANCIERS ANNUELS ET LE RAPPORT DE GESTION S'Y RAPPORTANT. SI VOUS ACCEPTEZ DE NE PAS RECEVOIR LE RAPPORT ANNUEL, VEUILLEZ COCHER LA CASE « OUI ».	☐	☐
VOUS AVEZ LE DROIT DE RECEVOIR LES ÉTATS FINANCIERS INTERMÉDIAIRES ET LE RAPPORT DE GESTION S'Y RAPPORTANT. SI VOUS ACCEPTEZ DE RECEVOIR LE RAPPORT INTERMÉDIAIRE, VEUILLEZ COCHER LA CASE « OUI ».	☐	☐

ÉTAPE 4 LE PRÉSENT DOCUMENT DOIT ÊTRE SIGNÉ ET DATÉ

SIGNATURE(S) *INVALIDE EN L'ABSENCE DE SIGNATURE*

M M J J A A